


10016134

August 2, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
2 August 2010 (ASX Announcement & Media Release: Appendix 3Y – Change in Director's Interest Notice)

Dlw 8/11

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: FAR Limited
ABN: 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Lee Cavness
Date of last notice	8 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 July 2010
No. of securities held prior to change	1,150,000 Ordinary Shares 1,000,000 31 July 2010 Incentive Options (15 cents)
Class	31 July 2010 Incentive Options (15 cents)
Number acquired	-
Number disposed	1,000,000 Incentive Options unexercised on expiry.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

No. of securities held after change	1,150,000 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of Incentive Options

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity: FAR Limited
ABN: 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL JOHN EVANS
Date of last notice	12 June 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect Interest
Nature of indirect interest (including registered holder)	Tevlo Pty Ltd <MJ Evans Super Fund>
Date of change	31 July 2010
No. of securities held prior to change	**Direct** 5,000,000 31 July 2010 Incentive Options (15 cents) 6,000,000 30 June 2012 Incentive Options (7 cents) **Indirect** 6,225,450 Ordinary Shares
Class	31 July 2010 Incentive Options (15 cents)
Number acquired	-

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
Number disposed	5,000,000 Incentive Options unexercised on expiry
Value/Consideration	N/a
No. of securities held after change	**Direct** 6,000,000 30 June 2012 Incentive Options (7 cents) **Indirect** 6,225,450 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of Incentive Options

+ See chapter 19 for defined terms.